Item 2
[Logo] Companhia
       Vale do Rio Doce
                                                                  Press Release


                          COPEL Privatization Auction

Rio de Janeiro, October 30, 2001 - In accordance with the strategic guidelines stated in the press release of October 25, 2001, Corporate Governance and Strategic Guidelines, power generation is one of the core businesses of Companhia Vale do Rio Doce (CVRD).

CVRD is currently involved in eight hydro-electrical power plants projects, based on rigorous criteria of economic analysis aimed at creating shareholder value.

Thus, the Company qualified to participate in the privatization auction of Companhia Paranaense de Energia (COPEL) through a special purpose company. CVRD's specific objective was to participate on COPEL's electricity generation assets through partnerships with investors interested in its other assets.

After completion of studies and negotiations with other investors, CVRD concluded that, at the minimum price fixed for the privatization of COPEL, it is not possible to fulfill its return requirements. Therefore, CVRD informs that it will not participate in the auction.

The Company will continue to search for other investment options in power generation, following its strategic guidelines.





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                                       For further information, please contact:
                 Roberto Castello Branco: castello@cvrd.com.br +55-21-3814-4540
                             Andreia Reis: andreis@cvrd.com.br +55-21-3814-4643
                            Barbara Geluda: geluda@cvrd.com.br +55-21-3814-4557
                           Daniela Tinoco: daniela@cvrd.com.br +55-21-3814-4946


This release includes "forward-looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the company cannot give assurance that such statements will prove to be correct.